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                          December 27, 2023

       Paul L  vesque
       President and Chief Executive Officer
       Theratechnologies, Inc.
       2015 Peel Street, Suite 1100
       Montr  al, QC H3A 1T8

                                                        Re: Theratechnologies,
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed December 21,
2023
                                                            File No. 333-276196

       Dear Paul L  vesque:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Martin Glass, Esq.